Exhibit 99.1

PRESS RELEASE

CRESCENT POINT ENERGY ANNOUNCES
FILING OF 2016 ANNUAL INFORMATION FORM AND FORM 40-F

February 23, 2017 CALGARY, ALBERTA. Crescent Point Energy Corp. ("Crescent Point" or the "Company") (TSX and NYSE: CPG) today announces the filing of its Annual Information Form ("AIF") for the year ended December 31, 2016, with the Canadian securities regulatory authorities on the System for Electronic Analysis and Retrieval ("SEDAR"). In addition, Crescent Point has filed its Form 40-F for the year ended December 31, 2016, which includes the AIF, with the United States Securities and Exchange Commission on the Electronic Data Gathering, Analysis and Retrieval ("EDGAR") system. The AIF contains the Company's reserves data and other oil and natural gas information, as required under National Instrument 51-101.
An electronic copy of the AIF may be obtained on Crescent Point's website at www.crescentpointenergy.com, on the Company's SEDAR profile at www.sedar.com and on the Company's EDGAR profile at www.sec.gov/edgar.shtml. A printed copy of this document is available by contacting Crescent Point's toll free investor relations line at 1-855-767-6923 or by requesting it through Crescent Point's website.
Crescent Point is a leading North American light and medium oil producer that maximizes shareholder return through its total return strategy of long-term growth plus dividend income.

CRESCENT POINT ENERGY CORP.

Scott Saxberg,
President and Chief Executive Officer

FOR MORE INFORMATION ON CRESCENT POINT ENERGY, PLEASE CONTACT:

Ken Lamont, Chief Financial Officer, or Trent Stangl, Senior Vice President, Investor Relations and Communications
Telephone:	(403) 693-0020	Toll-free (U.S. & Canada): 888-693-0020
Fax:	(403) 693-0070	Website: www.crescentpointenergy.com

Crescent Point shares are traded on the Toronto Stock Exchange and the NYSE, both under the symbol CPG.

Crescent Point Energy Corp.
Suite 2000, 585 - 8th Avenue S.W.
Calgary, Alberta T2P 1G1